1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

November 19, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Brion Thompson, Esq.

Re:	UBS PACE® Select Advisors Trust (the “Registrant”)
File Nos. 033-87254, 811-08764

Dear Mr. Thompson:

This letter responds to comments that Mr. Thompson provided to Julien Bourgeois and Brenden P. Carroll of Dechert LLP in a telephonic discussion on November 3, 2010, with respect to Post-Effective Amendment No. 30 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on September 29, 2010.  We have reproduced the comments below, followed by the Registrant’s responses.

Global Prospectus Comments(1)

1.               Comment:  For each applicable series of the Registrant (a “Fund”), under the section captioned “Fund summary” and sub-captioned “Shareholder fees” in the Multi-Class Prospectus, please remove the footnote relating to the limited availability of Class B Shares, as the footnote is neither permitted nor required by Item 3 of Form N-1A.  This language may, however, be moved to a section where it is permitted by the Form.

Response:     The Registrant has incorporated the comment.  The requested disclosure has been deleted as a footnote to the “Shareholder fees” table and, as instructed, moved to a section where it is permitted by Form N-1A.

(1)           Unless otherwise stated herein, the comments and responses provided below apply to both the prospectus offering Class P Shares and the prospectus offering Class A, Class B, Class C and/or Class Y Shares (the “Multi Class Prospectus”).

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

2.               Comment:      For each Fund, under the sections captioned (1) “Fund summary” and sub-captioned “Principal strategies — Allowable securities” and (2) “More information about the funds” and sub-captioned “Principal strategies — Allowable securities,” please review and, as necessary, tailor the disclosure relating to the Fund’s use of derivatives in response to the letter from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).(2)  The same comment applies to the corresponding principal risk disclosures.

Response:     Each Fund (with the exception of UBS PACE® Money Market Investments, which is subject to Rule 2a-7) is sub-advised by one or more unaffiliated sub-advisors.  Upon receiving this comment, the Registrant solicited input from each sub-adviser with respect to its use of derivatives in light of the Barry Miller Letter.  For example, among other things, the Registrant requested assurances that its registration statement disclosures reflect (1) the types of derivatives that are used as part of a Fund’s principal investment strategies; and (2) the purpose(s) for which these instruments are used as part of the Fund’s principal investment strategies.  The Registrant has received responses from the sub-advisors and such responses have been considered and incorporated into its registration statement, as appropriate.

3.               Comment:      Pursuant to Item 4(b)(1)(iii) of Form N-1A, please confirm that the Funds are “advised by or sold through an insured depository institution,” or alternatively delete the corresponding disclosure.

Response:     The Registrant confirms the appropriateness of the disclosure as it appears in the registration statement.

4.               Comment:      For each Fund, under the section captioned “Fund summary” and sub-captioned “Performance” in the Multi-Class Prospectus, please remove from the “Average annual total returns” table the footnote relating to the average annual total returns of the broad-based securities market index (and, as applicable, any additional index) for the life of each share class, as the footnote is neither permitted nor required by Item 4 of Form N-1A.  The information may either be placed in the narrative disclosure accompanying the table or within the table itself.

Response:     The Registrant has attempted to incorporate the comment in its disclosure but was not able to do so in a clear format due to the number of share classes included in the

(2)           See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

document and their differing inception dates.  The Registrant respectfully notes that General Instruction C.3(c)(i) of Form N-1A instructs funds to present the required disclosure for their multi-class prospectuses “in a format designed to communicate the information effectively.”  The Registrant believes that its current format complies with that instruction and that incorporating the information into the average annual total returns table, or in the narrative disclosure accompanying the table, could in fact represent a less effective means of communicating this information to investors.  Moreover, the Registrant generally attempts to conform the format of its registration statement, to the extent appropriate, to other funds in the UBS funds complex, and notes that other funds in the complex include the information in the format currently provided in the Registrant’s Multi-Class Prospectus.  Accordingly, the Registrant respectfully notes that it did not incorporate this comment.

5.               Comment:      For each applicable Fund, under the section captioned “Fund summary” and sub-captioned “Performance” in the Multi-Class Prospectus, please remove from the average annual total returns table the footnote disclosing that certain sales charges are not reflected in the table, as the footnote is neither permitted nor required by Item 4 of Form N-1A.  The information may either be placed in the narrative disclosure accompanying the table or within the table itself.

Response:     The Registrant has incorporated the comment.  The disclosure has been moved to the narrative disclosure preceding the performance table.

6.               Comment:      For each Fund, under the section captioned “Fund summary” and sub-captioned “Investment manager and advisors,” please remove the disclosure relating to the selection of investment advisors for the Fund and the “manager of managers” exemptive relief received by the Registrant (i.e., the second and third sentences of that section).  This disclosure is neither permitted nor required by Item 5 of Form N-1A.

Response:     The Registrant has incorporated the comment.  The requested disclosure has been removed.

7.               Comment:      For each applicable Fund, under the section captioned “Fund summary” and sub-captioned “Principal risks,” please consider revising the name of the “High yield securities risk” to highlight the increased risk of investing in high yield securities.

Response:     The Registrant has incorporated the comment.  The requested disclosure has been revised as follows (additions underlined; deletions bracketed):

High yield securities (“junk bonds”) risk: Lower-rated securities (the issuers of which are typically in poor financial health) are subject to higher risks than investment grade securities[, including greater price volatility and].  For example, lower-rated securities may be (1) subject to a greater risk of loss of principal and non-payment of interest (including default by the issuer); (2) subject to greater price volatility; and (3) less liquid than investment grade securities.  The prices of such securities may be more vulnerable to bad economic news, or even the expectation of bad news, than higher rated fixed income securities.

8.               Comment:      If a Fund currently intends to provide shareholders with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act, please provide for review, prior to using a summary prospectus, an EDGAR correspondence disclosing the legend that the Fund will include on the cover page or beginning of the summary prospectus in order to meet the requirements of Rule 498(b)(1)(v).

Response:     Although the timing is unclear, the Registrant currently intends to provide shareholders of one or more Funds with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act.  The Registrant intends to use the following legend with respect to such summary prospectuses:

Before you invest, you may want to review the Fund’s prospectus and statement of additional information, which contain more information about the Fund and its risks. You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at http://www.ubs.com/1/e/globalam/Americas/globalamus/globalamusii/ii_pace.html. You can also get this information at no cost by calling 1-800-647 1568 or by sending an email request to Ubs@fundinsite.com. The current prospectus and statement of additional information, dated November 28, 2010, are incorporated by reference into this summary prospectus (i.e., they are legally a part of this summary prospectus).

9.               Comment:      Please include standard Tandy representation language.

Response:     The Registrant hereby makes the following representations:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

UBS PACE® Intermediate Fixed Income Investments — Prospectus

10.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Allowable securities,” please include a discussion of the Fund’s investments in emerging market securities to correspond to the emerging markets risk disclosure in “Foreign investing risk” under the “Principal risks” sub-caption.  Alternatively, please remove the emerging markets risk disclosure under “Foreign investing risk” if the risk is not a principal risk.

Response:     The Registrant has incorporated the comment.  The emerging markets risk disclosure has been removed.

UBS PACE® Large Co Value Equity Investments — Prospectus

11.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Allowable securities,” please include a discussion of any credit rating or maturity limitations with respect to the Fund’s investments in fixed-income securities.  In addition, under the section captioned “Fund summary” and sub-captioned “Principal risks,” please consider tailoring the disclosure under “Credit risk” with respect to such limitations, if any.  Alternatively, please remove the reference to the Fund’s investing in fixed income securities if it does not constitute a principal investment strategy.

Response:     The Registrant has incorporated the comment.  The reference to the Fund’s investing in fixed income securities as a principal investment strategy, and any related principal risk disclosure, has been removed.

12.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Principal risks,” please include “Interest rate risk” in light of the Fund’s investments in fixed-income securities.

Response:     Please see the response to Comment 11.  Because investing in fixed income securities is not a principal investment strategy of the Fund, “Interest rate risk” is not a principal risk.

UBS PACE® International Equity Investments — Prospectus

13.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Annual fund operating expenses,” please confirm whether “Acquired fund fees and expenses” should be included as a separate line item in the expense table in light of the Fund’s investments in other investment companies.

Response:     The Registrant confirms that the Fund’s “Acquired fund fees and expenses” do not exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual fund operating expenses” table is not required.

UBS PACE® Global Real Estate Securities Investments — Prospectus

14.         Comment:      Please discuss in plain English the meaning of the Fund’s investment objective, which is “Total return.”

Response:  The Registrant has incorporated the comment.  “Total return” includes income and capital appreciation, and income includes interest and dividends/distributions.  The requested disclosure has been added under the section captioned “More information about the funds” and sub-captioned “Principal strategies — Allowable securities.”

UBS PACE® Alternative Strategies Investments — Prospectus

15.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Annual fund operating expenses,” please remove the footnote relating to Fund expenses attributable to securities sold short, as the footnote is neither permitted nor required by Item 3 of Form N-1A.  This language may, however, be moved to a section where it is permitted by the Form.

Response:  The Registrant has incorporated the comment.  The requested disclosure has been removed.

16.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Allowable securities,” please include a discussion of any credit rating or maturity limitations with respect to the Fund’s investments in fixed income securities.  In addition, under the section captioned “Fund summary” and sub-captioned “Principal risks,” please consider tailoring the disclosure under “Credit risk” with respect to such limitations, if any.

Response:     The Registrant has incorporated the comment by disclosing that the Fund’s investments in fixed income securities are not subject to any credit rating or maturity limitations.  In addition, please note that the Fund includes “High yield securities (“junk bond”) risk” as a principal risk as a corollary to its policy.

17.         Comment:      Under the section captioned “Fund summary” and sub-captioned “Principal strategies — Management process,” please reduce the length of that section by further summarizing the Fund’s investment process.  For example, please remove the third full paragraph of that section as such information should only be included in the “Investment manager and advisors” section required by Item 5 of Form N-1A.

Response:     The Registrant has incorporated the comment.  Certain disclosure has been removed to reduce the length of that section.

*              *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:	Caren Cunningham — Vice President and Assistant Secretary of UBS PACE Select Advisors Trust
Jack W. Murphy — Dechert LLP